February 15, 2006

Ms. Kate Tillan
Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Energizer Holdings, Inc. Form 10-K for the fiscal year ended September 30, 2005. File No. 001-15401

This letter sets forth the responses of Energizer Holdings, Inc., a Missouri corporation (the “Company”), to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 2, 2006 (the “Comment Letter”), with respect to the above-referenced Form 10-K filed by the Company.

For the convenience of the Staff, we have set forth below the text of each of the Staff’s comments included in the Comment Letter, followed by the response.

Item 9A. Controls and Procedures

Q1. We note your disclosure that there were “no significant changes in internal controls or other factors that could significantly affect internal controls subsequent to the date of their most recent evaluation of disclosure controls and procedures, including any corrective actions with regard to significant deficiencies and material weaknesses.” To the extent that your disclosure was provided to address Item 308(c) of Regulation S-K which requires disclosure of any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please note that the need for disclosure is not limited to significant changes that could affect your internal control over financial reporting subsequent to the date of your evaluation. Please correct the disclosure in future filings, including the amended 2005 Form 10-K, to address all changes or advise us.

A1. Simultaneously with this response, we are amending the Form 10-K to include the following disclosure under Item 9A. In addition, we will also amend Item 4 of our recently filed Form 10-Q for the fiscal quarter ended December 31, 2005 to include the same language.

“Item 9A. Controls and Procedures.

Ward M. Klein, Energizer’s Chief Executive Officer, and Daniel J. Sescleifer, Energizer’s Executive Vice President and Chief Financial Officer, evaluated Energizer’s disclosure controls and procedures as of September 30, 2005, the end of the Company’s 2005 fiscal year, and determined that such controls and procedures were effective and sufficient to ensure compliance with applicable laws and regulations regarding appropriate disclosure in the Annual Report, and that there were no material weaknesses in those disclosure controls and procedures. They have also indicated that during the Company’s fourth fiscal quarter of 2005 there were no changes which have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Management’s Discussion and Analysis of Results of Operations and Financial Condition - Income Taxes

Q2. We see your disclosures that your income tax provision includes unusual items and adjustments to prior recorded tax accruals in all years, including tax benefits related to prior years’ losses of $14.7, $16.2 and $12.2 million in 2005, 2004 and 2003, respectively, related to foreign operations. Please tell us and revise future filings to address the following:

•
The events that occurred in the current period that caused management to change its prior determination regarding the realizability of those amounts in determining it is more likely than not the tax benefits related to foreign countries’ operating losses would be realized.

•
We see from your disclosures in footnote 7 that your valuation allowance decreased $5.9 and $6.3 million in 2005 and 2004, respectively. Given that you reversed $14.7 and $16.2 million in 2005 and 2004, respectively, from your valuation allowance related to foreign operating loss carryforwards, please tell us and revise future filings to quantify and discuss any other significant offsetting changes made to your deferred tax valuation account.

A2.  Energizer has wholly-owned or majority-owned subsidiaries in 44 countries, each having discrete tax filings in the appropriate jurisdictions. We evaluate net deferred tax assets on a subsidiary by subsidiary basis for realizability, establishing valuation allowances when realization is not deemed to be more likely than not. In this evaluation, we consider both negative and positive evidence, such as those listed in paragraph 23 and 24 of SFAS #109, respectively, on a quarterly basis. Most valuation allowances relate to subsidiaries with operating loss histories and tax loss carry-forwards. Future profitability prospects for each jurisdiction are developed based upon recent actual performance as adjusted for non-recurring items and objectively measurable trends. Such estimates are monitored, and when objectively measurable operating trends change, adjustments are made to valuation allowances in order to reflect the Company's best judgment of the "more likely than not" analysis as of the end of each quarter. The following breaks out the major countries which produced valuation allowance reversals in the 2003 through 2005 period, followed by an explanation of the specific reversals:

($ in millions)	2005	2004	2003
Switzerland valuation allowance reversals	$-	$11.1	$4.4
Germany valuation allowance reversals	11.2	-	-
France valuation allowance reversals	-	-	3.3
All other valuation allowance reversals	3.5	2.5	4.5

Total valuation allowance reversals	14.7	13.6	12.2

Worthless stock deductions	-	2.6	-

Total foreign benefits related to prior years' losses	$14.7	$16.2	$12.2

Switzerland
The largest single loss situation in recent years occurred at Energizer's Swiss subsidiary. Overall profitability and tax position of the Swiss subsidiary is dependant on commercial and competitive market conditions, and on currency valuations. Currency rates are significant because the majority of product costs for the Swiss subsidiary are U.S. dollar based, but sales are in European currencies and are relatively unaffected by changes in currency translation rates.

Prior to 2003, substantial tax losses were generated over several years, as the overall competitive environment of the battery business in Europe was poor and European currencies hit historical lows versus the U.S. dollar (eg euro to dollar rate around .85 to 1.00). As of the end of fiscal 2002, the Swiss affiliate was in an essentially break even taxable position with a euro to dollar exchange rate of .99 to 1.00. During fiscal 2003, the Swiss subsidiary generated taxable income and was able to utilize a small portion of its tax loss carry-forward, with an average exchange rate in 2003 of 1.07 to 1.00. An analysis performed in late fiscal 2003 indicated, for the first time, a positive trend line indicating likely taxable income in the foreseeable future to support realization of $4.4 million of the $14 million available deferred tax assets, which amount was recognized as a benefit in the 2003 provision. During the early part of fiscal 2004, profitability of the Swiss subsidiary continued to improve, due to a euro to dollar exchange rate of 1.25 to 1.00 as well as higher local-currency sales and productivity improvements. At that time, the Company's analysis indicated loss utilization of approximately $5 million in 2004 alone, and that, more likely than not, the entire Swiss deferred tax asset would be realized within the foreseeable future. Because of this analysis, the remaining $11.1 million valuation allowance was reversed into the tax provision in the second quarter of fiscal 2004. Approximately $11 million of the $14 million total deferred tax assets related to loss carry-forwards in Switzerland has been or will be utilized in Energizer’s 2005 or prior year tax returns, with the remaining $3 million expected to be fully utilized in its fiscal 2006 return.

Germany
In 2004, the Company's Schick-Wilkinson Sword subsidiary in Germany (acquired in April 2003) incurred a significant tax loss following a major product launch as incremental product sales failed to cover incremental advertising and promotional expenses and high levels of financing costs associated with acquisition financing. Taxable income declined from $10 million through the first six months of the fiscal year to a loss of just over $20 million by the end of fiscal 2004. In the final month of the fiscal year alone, operating losses were in excess of $8 million.

Plans were being developed in late 2004 to eliminate losses and return the subsidiary to profitability through continued emphasis on sales growth. However, given the dramatic negative downturn, the turnover at that time in several key European management positions, and Energizer’s relative inexperience in managing the Schick-Wilkinson Sword business, such plans were not deemed sufficiently reliable to overcome the negative evidence of fiscal 2004 results and support a conclusion that realizability of the tax loss benefits was more likely than not within the statutory five year carry-forward period. As a result, a valuation allowance was established in fiscal 2004 for the full $10.8 million value of the loss carry-forwards.

In early 2005, the German subsidiary's results improved to slightly better than break even, and then improved dramatically in the latter part of that fiscal year. By year end, nearly $12 million of taxable income had been generated in fiscal 2005. While sales fell short of projected levels, reductions in advertising and promotion spending and to a lesser extent, product cost improvements, were sufficient to reverse loss trends. By the third quarter of fiscal 2005, an objectively observable operating profit trend had emerged to the extent that realizability of the operating loss tax benefits within the carry-forward period was deemed more likely than not. In that quarter, the entire $11.2 million valuation allowance (increased from $10.8 million due to currency translation) for the German subsidiary was reversed into the tax provision. Approximately $7 million of the $11.2 million loss carry-forward tax benefits are expected to be utilized in the 2005 tax return, with the remaining $4.2 million expected to be fully utilized on the 2006 return.

Other Countries
In 2002 and 2003, the profitability of Energizer’s French subsidiary improved, due to a combination of favorable currency and operating factors, after the subsidiary incurred substantial tax losses in prior years. That improvement prompted a reversal of the entire $3.3 million French valuation allowance balance in fiscal 2003. Additionally, subsidiaries in Italy, Korea and elsewhere returned to profitability in fiscal 2003, prompting valuation allowance reversals totaling $4.5 million. In fiscal 2004, improved operating trends in Hong Kong, South Africa and elsewhere resulted in valuation allowance reversals of $2.5 million, and, in 2005, improved operating trends in Colombia, Poland, Venezuela and elsewhere resulted in valuation allowance reversals of $3.5 million. All of these valuation allowance reversals were based on the methodology described above, using the more likely than not standard.

Valuation Allowance Balances
The following table rolls forward the valuation allowance for the three years ended September 30, 2005:

($ in millions)

Ending Balance—2003	$27.3
Reversal to provision in 2004	(13.6)
New provisions in 2004	13.5
Write-offs, currency translation, other	(6.2)
Ending Balance—2004	21.0
Reversal to provision in 2005	(14.7)
New provisions in 2005	4.9
Write-offs, currency translation, other	3.9
Ending Balance—2005	$15.1

As you will note, during that three-year period, other subsidiaries began or continued to incur losses even as the subsidiaries mentioned above improved, which resulted in total new provisions in 2004 of $13.5 (representing $2.7 million for countries other than Germany, in addition to the $10.8 million valuation allowance for the German subsidiary that year discussed above) and, in 2005, $4.9 million.

Other changes which did not affect the tax provision also affected the valuation allowance each year, including write-off of deferred tax assets along with corresponding valuation allowances when such assets expired, currency translation and other adjustments. Such amounts totaled a net reduction in valuation allowance of $6.2 million in 2004. The most significant factors in the 2004 change were 1) a write-off in one country due to the winding down of a subsidiary, which prompted the removal of a fully reserved tax loss carry-forward benefit totaling $3.0 million, as well as the corresponding valuation allowance; and 2) the inadvertent omission in Energizer’s 2004 footnote disclosure of deferred tax assets for one country, and the corresponding valuation allowance, of $3.7 million.

In 2005 the valuation allowance increased $3.9 million from changes which did not affect the tax provision. The largest factor was the reestablishment of the aforementioned $3.7 million deferred tax asset and the corresponding valuation allowance.

The Company has evaluated the above footnote omission in 2004 and its subsequent reestablishment in 2005 and concluded that the amounts were inconsequential to the presentation of Energizer’s financial statements, and that the omission and reestablishment had no impact on our consolidated balance sheet, income statement or statement of cash flows and no net impact on deferred tax accounts presented in our income tax footnote. We believe the omission and reestablishment to be qualitatively and quantitatively insignificant under the guidance of SAB 99, given that the amount in question represents less than 2% of both total deferred tax assets and deferred tax assets net of valuation allowances in both years.

In light of the Staff’s comments, when preparing our 2006 Form 10-K and MD&A, we will include additional disclosures to explain our policy of establishing and releasing valuation allowances and the related impact on our tax provision, effective tax rate and balance sheet disclosures.

Q3.   Please tell us and revise future filings to describe the nature and significant components of the $10.6 million adjustment to revise previously recorded tax accruals in 2005.

A3.  Adjustments to prior year tax accruals for fiscal 2005 consist of a number of individually insignificant amounts. Of the $10.6 million total adjustments, $6.8 million related to changes in estimated tax accruals recorded in fiscal 2004 as a result of the filing of our various U.S. federal and state tax returns. Fiscal 2004 U.S. Federal tax returns were filed in June 2005 and the return preparation process requires significant data collection and analysis of fiscal 2004 transactions and tax attributes. Similarly, state tax returns are completed at the same time or later and require similar data collection and analysis. However, much of the data collection and analysis is not, and generally cannot be, performed at a detail level at the time that our annual financial statements and Form 10-K are prepared. As a result, and because of the complex nature of our tax filings, adjustments must be made to the extent amounts filed in actual tax returns differ from estimated amounts.

The primary changes from the estimated tax provision recorded in 2004 were changes in estimates of foreign source income attributes and related tax credits thereon totaling approximately $2.9 million, revised computations of federal research and development credits of $1.1 million, and numerous changes in estimates of income apportionment for state income tax purposes.

In addition to the adjustment of accruals for actual returns filed in the U.S. described above, a number of smaller items, favorable and unfavorable, resulted from 1) adjustments to estimates versus actual tax returns in the 44 countries in which the Company files such returns; 2) settlement of tax audits in several foreign jurisdictions; and 3) adjustments of estimates related to uncertain tax positions.

None of the adjustments described above exceeded the required disclosure threshold for reporting discrete tax items under Rule 4-08 (h) of Regulation S-X (five percent of pretax income multiplied by the statutory tax rate, or $7.0 million), thus we believe our disclosures in our 2005 Form 10-K met the applicable disclosure requirements.

In light of the Staff's comments, when preparing our 2006 Form 10-K and MD&A, we will continue to ensure that the level of disclosure related to our explanation of the tax provision and effective tax rate is fully in accordance with regulation S-X and S-K requirements.

Exhibit 31

Q4. We note that you have excluded the language set forth in paragraph 4(b) of Item 601(b)(31) of Regulation S-K. The required certifications must be in the exact form prescribed; the wording of the required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part III.E of Release No. 8238. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K, or tell us why the current presentation is appropriate.

A4. Our failure to include the language set forth in paragraph 4(b) of Item 601(b)(31) of Regulation S-K was an oversight. We will file an amendment to the Form 10-K which will include the entire filing together with proper certifications.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions regarding the Company’s responses to the Staff’s comments set forth above, or should any member of the Staff need any additional confirmation, such person should not hesitate to call me at 314-985-2161, or our Controller, Mark Schafale, at 314-985-2088.

Very truly yours,

Timothy L. Grosch
Secretary and Assistant General Counsel
Energizer Holdings, Inc.